Exhibit 99.1
CONSOLIDATED BALANCE SHEETS

		As at
		September 30,	December 31,
(UNAUDITED) (Cdn$000s)	Notes	2014	2013
ASSETS
Cash		24,754	15,941
Accounts receivable		460,472	352,519
Prepaids and deposits		8,806	5,532
Derivative asset	21	5,095	3,126
Total current assets		499,127	377,118
Long-term investments	4	70,513	74,229
Derivative asset	21	102,782	48,098
Other long-term assets	5	55,463	37,958
Exploration and evaluation	6, 7	675,847	688,324
Property, plant and equipment	7, 8	14,231,371	11,259,147
Goodwill	9	251,919	251,919
Total assets		15,887,022	12,736,793
LIABILITIES
Accounts payable and accrued liabilities		818,940	789,305
Dividends payable	13	101,985	90,849
Current portion of long-term debt	10	92,030	-
Derivative liability	21	71,567	99,388
Decommissioning liability	12	51,906	18,469
Total current liabilities		1,136,428	998,011
Long-term debt	10	2,490,853	1,734,114
Derivative liability	21	73,590	25,846
Other long-term liabilities	11, 19	40,585	3,072
Decommissioning liability	12	812,532	611,069
Deferred income tax		1,148,193	864,608
Total liabilities		5,702,181	4,236,720
SHAREHOLDERS’ EQUITY
Shareholders’ capital	13	14,059,437	11,990,305
Contributed surplus		114,143	109,564
Deficit	14	(4,167,982)	(3,692,437)
Accumulated other comprehensive income		179,243	92,641
Total shareholders' equity		10,184,841	8,500,073
Total liabilities and shareholders' equity		15,887,022	12,736,793
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three months ended September 30		Nine months ended September 30
(UNAUDITED) (Cdn$000s, except per share amounts)	Notes	2014	2013	2014	2013
REVENUE AND OTHER INCOME
Oil and gas sales		1,103,029	980,829	3,279,838	2,617,811
Royalties		(205,102)	(190,852)	(588,179)	(480,764)
Oil and gas revenue		897,927	789,977	2,691,659	2,137,047
Derivative gains (losses)	16, 21	222,080	(118,581)	(124,735)	(166,013)
Other income (loss)	17	(12,611)	4,944	(3,716)	(4,734)
		1,107,396	676,340	2,563,208	1,966,300
EXPENSES
Operating		163,805	123,229	469,196	380,074
Transportation		29,616	24,329	85,605	70,090
General and administrative		21,754	16,793	69,074	53,394
Interest on long-term debt		28,112	19,296	75,569	57,872
Foreign exchange (gain) loss	18	69,870	(22,318)	73,586	27,907
Share-based compensation	19	6,360	22,604	59,961	48,024
Depletion, depreciation and amortization	6, 8	438,723	376,791	1,222,663	1,097,236
Accretion on decommissioning liability	12	5,758	3,792	15,238	10,257
		763,998	564,516	2,070,892	1,744,854
Net income before tax		343,398	111,824	492,316	221,446

Tax expense (recovery)
Current		-	-	5	(5)
Deferred		85,339	23,945	104,776	62,852
Net income		258,059	87,879	387,535	158,599

Other comprehensive income (loss)
Items that may be subsequently reclassified to profit or loss
Foreign currency translation of foreign operations		85,595	(32,096)	86,602	43,864
Comprehensive income		343,654	55,783	474,137	202,463

Net income per share	20
Basic		0.61	0.23	0.95	0.41
Diluted		0.60	0.22	0.94	0.41
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	2

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(UNAUDITED) (Cdn$000s, except per share amounts)	Notes	Shareholders’ capital	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity
December 31, 2013		11,990,305	109,564	(3,692,437)	92,641	8,500,073
Issued for cash	13	800,079				800,079
Issued on capital acquisitions	13	974,164				974,164
Issued pursuant to the DRIP (1) and SDP (2)	13	250,310				250,310
Redemption of restricted shares	13	69,257	(70,510)	1,087		(166)
Share issue costs, net of tax		(24,678)				(24,678)
Share-based compensation	19		75,589			75,589
Forfeit of restricted shares	19		(500)			(500)
Net income				387,535		387,535
Dividends ($2.07 per share)				(864,167)		(864,167)
Foreign currency translation adjustment					86,602	86,602
September 30, 2014		14,059,437	114,143	(4,167,982)	179,243	10,184,841

December 31, 2012		11,249,168	102,755	(2,755,832)	(1,279)	8,594,812
Issued pursuant to the DRIP (1)		545,166				545,166
Redemption of restricted shares		71,009	(71,339)	6		(324)
Share issue costs, net of tax		(399)				(399)
Share-based compensation			65,002			65,002
Forfeit of restricted shares			(28)			(28)
Net income				158,599		158,599
Dividends ($2.07 per share)				(806,754)		(806,754)
Foreign currency translation adjustment					43,864	43,864
September 30, 2013		11,864,944	96,390	(3,403,981)	42,585	8,599,938

(1)	Premium Dividend TM and Dividend Reinvestment Plan.

(2)	Share Dividend Plan.
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	3

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended September 30		Nine months ended September 30
(UNAUDITED) (Cdn$000s)	Notes	2014	2013	2014	2013
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net income		258,059	87,879	387,535	158,599
Items not affecting cash
Other (income) loss	17	12,611	(4,944)	3,716	4,734
Deferred tax expense		85,339	23,945	104,776	62,852
Share-based compensation	19	6,360	22,604	59,961	48,024
Depletion, depreciation and amortization		438,723	376,791	1,222,663	1,097,236
Accretion on decommissioning liability		5,758	3,792	15,238	10,257
Unrealized (gains) losses on derivatives	16, 21	(260,956)	66,464	(43,175)	100,940
Unrealized (gain) loss on foreign exchange	18	69,417	(22,729)	71,411	26,174
Decommissioning expenditures		(10,813)	(2,013)	(28,123)	(7,038)
Change in non-cash working capital	23	(21,414)	(8,980)	9,703	(36,536)
		583,084	542,809	1,803,705	1,465,242
INVESTING ACTIVITIES
Development capital and other expenditures		(575,861)	(455,867)	(1,449,633)	(1,256,093)
Capital acquisitions, net	7	(490,647)	(76,012)	(828,225)	(102,674)
Other long-term assets		(2,004)	(3,747)	(17,505)	(11,777)
Change in non-cash working capital	23	108,112	107,905	(59,983)	66,823
		(960,400)	(427,721)	(2,355,346)	(1,303,721)
FINANCING ACTIVITIES
Issue of shares, net of issue costs		766,687	(71)	765,415	(870)
Increase (decrease) in long-term debt		(188,541)	(28,928)	396,786	96,493
Cash dividends		(212,035)	(87,146)	(613,857)	(261,588)
Change in non-cash working capital	23	5,204	1,276	11,136	3,896
		371,315	(114,869)	559,480	(162,069)
Impact of foreign currency on cash balances		725	(219)	974	548
INCREASE (DECREASE) IN CASH		(5,276)	-	8,813	-
CASH AT BEGINNING OF PERIOD		30,030	-	15,941	-
CASH AT END OF PERIOD		24,754	-	24,754	-
See accompanying notes to the consolidated financial statements.

Supplementary Information:

Cash taxes (paid) recovered	(412)	266	978	245
Cash interest paid	(20,767)	(16,595)	(67,123)	(53,543)

CRESCENT POINT ENERGY CORP.	4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2014 (UNAUDITED)

1.	STRUCTURE OF THE BUSINESS
The principal undertakings of Crescent Point Energy Corp. (the “Company” or “Crescent Point”) are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries.
Crescent Point is the ultimate parent company and is amalgamated in Alberta, Canada under the Alberta Business Corporations Act. The address of the principal place of business is 2000, 585 - 8th Ave S.W., Calgary, Alberta, Canada, T2P 1G1.
These interim consolidated financial statements were approved and authorized for issue by the Company's Board of Directors on November 5, 2014.

2.	BASIS OF PREPARATION
These interim consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and have been prepared following the same accounting policies as the annual consolidated financial statements for the year ended December 31, 2013 except as described in Note 3. The disclosures provided below are incremental to those included with the annual consolidated financial statements. Certain information and disclosures included in the notes to the annual consolidated financial statements are condensed herein or are disclosed on an annual basis only. Accordingly, these interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2013.
The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of November 5, 2014, the date the Board of Directors approved the statements.
The Company’s presentation currency is Canadian dollars and all amounts reported are Canadian dollars unless noted otherwise. References to “US$” are to United States dollars. Crescent Point's operations are aggregated into one reportable segment based on the similarities between the Company's Canadian and U.S. operations.

3.	CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2014, the Company adopted the following IFRS:

•
IAS 36 Impairment of Assets - IAS 36 was amended in May 2013 to reduce the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarify the disclosures required when an impairment loss has been recognized or reversed in the period. The amendments require retrospective application and were adopted by the Company on January 1, 2014. The adoption will only impact Crescent Point's disclosures in the notes to the financial statements in periods when an impairment loss or impairment recovery is recognized. The application of the amendment had no impact on the consolidated statements of comprehensive income or the consolidated balance sheets.

•
IFRIC 21 Levies - IFRIC 21 provides clarification on accounting for levies in accordance with the requirements of IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that a liability for a levy is recognized only when the triggering event specified in the legislation occurs.  The retrospective adoption of this interpretation does not have any impact on Crescent Point’s consolidated financial statements.

Effective January 1, 2017, the Company will adopt the following IFRS:

•
IFRS 15 Revenue from Contracts with Customers - IFRS 15 was issued in May 2014 and replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The standard is required to be adopted either retrospectively or using a modified transaction approach for fiscal years beginning on or after January 1, 2017 with earlier adoption permitted. IFRS 15 will be adopted by Crescent Point on January 1, 2017 and the Company is currently evaluating the impact of the standard on Crescent Point’s consolidated financial statements.

CRESCENT POINT ENERGY CORP.	5

4.	LONG-TERM INVESTMENTS

($000s)	September 30, 2014	December 31, 2013
Investments in public companies, beginning of period	24,259	28,314
Unrealized gain (loss) recognized in other income (loss)	3,464	(4,055)
Investments in public companies, end of period	27,723	24,259

Investments in private companies, beginning of period	49,970	56,592
Unrealized loss recognized in other income (loss)	(7,180)	(6,622)
Investments in private companies, end of period	42,790	49,970

Long-term investments, end of period	70,513	74,229

a)	Public Companies
The Company holds common shares in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At September 30, 2014, the investments are recorded at a fair value of $27.7 million which is $76.2 million less than the original cost of the investments. At December 31, 2013, the investments were recorded at a fair value of $24.3 million which is $79.7 million less than the original cost of the investments.

b)	Private Companies
The Company holds common shares in private oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At September 30, 2014, the investments are recorded at a fair value of $42.8 million which is $24.2 million less than the original cost of the investments. At December 31, 2013, the investments were recorded at a fair value of $50.0 million which is $17.0 million less than the original cost of the investments. See Note 21 - "Financial Instruments and Derivatives" for additional information regarding the Company's Level 3 investments.

5.	OTHER LONG-TERM ASSETS

($000s)	September 30, 2014	December 31, 2013
Reclamation fund	43,686	26,181
Other receivables	11,777	11,777
Other long-term assets	55,463	37,958

a)	Reclamation fund
The following table reconciles the reclamation fund:

($000s)	September 30, 2014	December 31, 2013
Balance, beginning of period	26,181	10,455
Contributions	46,166	30,734
Expenditures	(28,661)	(15,008)
Balance, end of period	43,686	26,181

b)	Other receivables
At September 30, 2014, the Company had investment tax credits of $11.8 million (December 31, 2013 - $11.8 million).

CRESCENT POINT ENERGY CORP.	6

6.	EXPLORATION AND EVALUATION ASSETS

($000s)	September 30, 2014	December 31, 2013
Exploration and evaluation assets at cost	1,793,916	1,590,298
Accumulated amortization	(1,118,069)	(901,974)
Net carrying amount	675,847	688,324

Reconciliation of movements during the period
Cost, beginning of period	1,590,298	1,700,442
Accumulated amortization, beginning of period	(901,974)	(619,685)
Net carrying amount, beginning of period	688,324	1,080,757

Net carrying amount, beginning of period	688,324	1,080,757
Acquisitions through business combinations, net	65,029	6,600
Additions	386,780	471,900
Dispositions	-	(1,993)
Transfers to property, plant and equipment	(272,865)	(614,446)
Amortization	(207,076)	(275,504)
Foreign exchange	15,655	21,010
Net carrying amount, end of period	675,847	688,324
Exploration and evaluation ("E&E") assets consist of the Company's undeveloped land and exploration projects which are pending the determination of technical feasibility. Additions represent the Company's share of the cost of E&E assets. At September 30, 2014, $675.8 million remains in E&E assets after $272.9 million was transferred to property, plant and equipment ("PP&E") following the determination of technical feasibility during the nine months ended September 30, 2014 (year ended December 31, 2013 - $688.3 million and $614.4 million, respectively).
Impairment test of exploration and evaluation assets
There were no indicators of impairment at September 30, 2014 or December 31, 2013.

CRESCENT POINT ENERGY CORP.	7

7.	CAPITAL ACQUISITIONS AND DISPOSITIONS
If the material business combinations outlined below under Corporate Acquisitions and under Major Property Acquisitions had closed on January 1, 2014, Crescent Point's oil and gas sales and oil and gas sales less royalties, transportation and operating expenses for the nine months ended September 30, 2014 would have been approximately $3.5 billion and $2.3 billion, respectively. This pro-forma information is not necessarily indicative of the results should the material business combinations have actually occurred on January 1, 2014.
Oil and gas sales and oil and gas sales less royalties, transportation and operating expenses for the nine months ended September 30, 2014 includes approximately $120.9 million and $76.1 million, respectively, attributable to these same material business combinations.
In the nine months ended September 30, 2014, the Company incurred $13.1 million (September 30, 2013 - $5.7 million) of transaction costs related to business combinations that are recorded as general and administrative expenses.
a) Corporate Acquisitions
CanEra Energy Corp.
On May 15, 2014, Crescent Point completed the acquisition, by way of plan of arrangement, of all issued and outstanding common shares of CanEra Energy Corp. ("CanEra"), a private oil and gas company with properties in southeast Saskatchewan. Total consideration for the CanEra shares was approximately $1.1 billion and included the issuance of approximately 12.9 million Crescent Point common shares, cash consideration of $191.8 million, assumed long-term debt and working capital ($1.3 billion was allocated to PP&E and $21.1 million was allocated to E&E assets).

($000s)
Fair value of net assets acquired
Accounts receivable	45,115
Property, plant and equipment	1,327,982
Exploration and evaluation	21,078
Accounts payable and accrued liabilities	(37,949)
Derivative liability	(6,445)
Long-term debt	(360,456)
Decommissioning liability	(65,607)
Deferred income tax liability	(169,450)
Total net assets acquired	754,268
Consideration
Shares issued (12,928,091 shares)	562,501
Cash	191,767
Total purchase price	754,268
T.Bird Oil Ltd.
On August 13, 2014, Crescent Point completed the acquisition, by way of share purchase and sale agreement, of all issued and outstanding common shares of T.Bird Oil Ltd. ("T.Bird"), a private oil and gas company with properties in southeast Saskatchewan and Manitoba. Total consideration for the T.Bird shares was approximately $86.0 million and included the issuance of approximately 1.5 million Crescent Point common shares, cash consideration of $0.3 million, assumed long-term debt and working capital ($109.1 million was allocated to PP&E).

($000s)
Fair value of net assets acquired
Working capital	138
Property, plant and equipment	109,102
Long-term debt	(20,575)
Decommissioning liability	(2,740)
Deferred income tax liability	(20,325)
Total net assets acquired	65,600
Consideration
Shares issued (1,482,477 shares)	65,259
Cash	341
Total purchase price	65,600
The above amounts are estimates, which were made by management at the time of the preparation of these financial statements based on information then available. Amendments may be made as amounts subject to estimates are finalized.

CRESCENT POINT ENERGY CORP.	8

b) Major Property Acquisitions
Saskatchewan Viking Asset Acquisition
On June 12, 2014, Crescent Point completed the acquisition of Saskatchewan Viking oil assets for total consideration of $331.7 million comprised of the issuance of approximately 7.6 million Crescent Point common shares less net cash received on customary closing adjustments of $12.0 million ($338.8 million was allocated to PP&E, including $7.1 million related to decommissioning liability). These assets were acquired with full tax pools and no working capital items.
Southeast Saskatchewan and Manitoba Asset Acquisition
On September 30, 2014, Crescent Point completed the acquisition of certain assets in southeast Saskatchewan and Manitoba. Total consideration for the assets included certain Crescent Point assets in Creelman, Saskatchewan and net cash consideration of $374.3 million ($378.5 million was allocated to PP&E and $8.0 million was allocated to E&E assets, including $12.2 million related to decommissioning liability). These assets were acquired with full tax pools and no working capital items.
c) Minor Property Acquisitions and Dispositions
Crescent Point completed minor property acquisitions and dispositions during the nine months ended September 30, 2014 for net consideration of $276.6 million ($246.7 million was allocated to PP&E and $35.9 million was allocated to E&E assets, including $6.0 million related to decommissioning liability). These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.

CRESCENT POINT ENERGY CORP.	9

8.	PROPERTY, PLANT AND EQUIPMENT

($000s)	September 30, 2014	December 31, 2013
Development and production assets	18,919,726	14,964,220
Corporate assets	71,760	26,176
Property, plant and equipment at cost	18,991,486	14,990,396
Accumulated depletion, depreciation and impairment	(4,760,115)	(3,731,249)
Net carrying amount	14,231,371	11,259,147

Reconciliation of movements during the period

Development and production assets
Cost, beginning of period	14,964,220	12,740,337
Accumulated depletion and impairment, beginning of period	(3,715,311)	(2,431,102)
Net carrying amount, beginning of period	11,248,909	10,309,235

Net carrying amount, beginning of period	11,248,909	10,309,235
Acquisitions through business combinations, net	2,401,291	119,611
Additions	1,195,353	1,414,067
Dispositions	(136)	(2,454)
Transfers from exploration and evaluation assets	272,865	614,446
Depletion	(1,012,462)	(1,181,383)
Impairment	-	(98,291)
Foreign exchange	72,870	73,678
Net carrying amount, end of period	14,178,690	11,248,909

Cost, end of period	18,919,726	14,964,220
Accumulated depletion and impairment, end of period	(4,741,036)	(3,715,311)
Net carrying amount, end of period	14,178,690	11,248,909

Corporate assets
Cost, beginning of period	26,176	22,843
Accumulated depreciation, beginning of period	(15,938)	(12,210)
Net carrying amount, beginning of period	10,238	10,633

Net carrying amount, beginning of period	10,238	10,633
Additions	45,524	3,285
Depreciation	(3,125)	(3,721)
Foreign exchange	44	41
Net carrying amount, end of period	52,681	10,238

Cost, end of period	71,760	26,176
Accumulated depreciation, end of period	(19,079)	(15,938)
Net carrying amount, end of period	52,681	10,238
At September 30, 2014, future development costs of $7.0 billion (December 31, 2013 - $5.9 billion) are included in costs subject to depletion.
Direct general and administrative costs capitalized by the Company during the nine months ended September 30, 2014 were $32.4 million (year ended December 31, 2013 - $42.2 million), including $15.4 million of share-based compensation costs (year ended December 31, 2013 - $23.1 million).

CRESCENT POINT ENERGY CORP.	10

Impairment test of property, plant and equipment
There were no indicators of impairment at September 30, 2014.

9.	GOODWILL
At September 30, 2014, the Company had goodwill of $251.9 million (December 31, 2013 - $251.9 million). Goodwill has been assigned to the Canadian operating segment.

10.	LONG-TERM DEBT
The following table reconciles long-term debt:

($000s)	September 30, 2014	December 31, 2013
Bank credit facilities	951,689	546,595
Senior guaranteed notes	1,631,194	1,187,519
Long-term debt	2,582,883	1,734,114
Long-term debt due within one year	92,030	-
Long-term debt due beyond one year	2,490,853	1,734,114

a)	Bank Credit Facilities
The Company has a syndicated unsecured credit facility with sixteen banks and an operating credit facility with one Canadian chartered bank, for a total amount available under the combined facilities of $2.6 billion. The syndicated unsecured credit facility also includes an accordion feature that allows the Company to increase the facility by up to $500.0 million.
The credit facilities bear interest at the Canadian prime rate plus a margin based on a sliding scale ratio of the Company's senior debt to EBITDA, adjusted for certain non-cash items. The syndicated unsecured credit facility constitutes a revolving credit facility for a three year term which is extendible annually; the current maturity date is June 10, 2017. The operating credit facility constitutes a revolving facility for a three year term which is extendible annually; the current maturity date is June 10, 2017. The combined credit facilities have covenants which restrict the Company's ratio of senior debt to EBITDA, adjusted for certain non-cash items, to a maximum of 3.5:1.0 and the ratio of debt to capital, adjusted for certain non-cash items, to a maximum of 0.55:1.0. The Company is in compliance with all debt covenants at September 30, 2014.
The Company had letters of credit in the amount of $0.2 million outstanding at September 30, 2014.
The Company manages its credit facilities through a combination of bankers' acceptance loans and interest rate swaps.

CRESCENT POINT ENERGY CORP.	11

b)	Senior Guaranteed Notes
The Company has closed private offerings of senior guaranteed notes raising total gross proceeds of US$1.29 billion and Cdn$182.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. The senior guaranteed notes have financial covenants similar to those of the combined credit facilities described above. The terms, rates and carrying amounts of the Company's outstanding senior guaranteed notes are detailed below:

Principal ($000s)	Maturity Date	Coupon Rate	Interest Payment Dates	September 30, 2014	December 31, 2013
Cdn$50,000	March 24, 2015	4.92%	September 24 and March 24	50,000	50,000
US$37,500	March 24, 2015	4.71%	September 24 and March 24	42,030	39,885
US$52,000	April 14, 2016	3.93%	October 14 and April 14	58,281	55,307
US$67,500	March 24, 2017	5.48%	September 24 and March 24	75,654	71,793
US$31,000	April 14, 2018	4.58%	October 14 and April 14	34,745	32,972
US$20,000	June 12, 2018	2.65%	December 12 and June 12	22,416	21,272
Cdn$7,000	May 22, 2019	4.29%	November 22 and May 22	7,000	7,000
US$68,000	May 22, 2019	3.39%	November 22 and May 22	76,214	72,325
US$155,000	March 24, 2020	6.03%	September 24 and March 24	173,724	164,858
Cdn$50,000	April 14, 2021	5.53%	October 14 and April 14	50,000	50,000
US$82,000	April 14, 2021	5.13%	October 14 and April 14	91,906	87,215
US$52,500	June 20, 2021	3.29%	December 20 and June 20	58,842	-
Cdn$25,000	May 22, 2022	4.76%	November 22 and May 22	25,000	25,000
US$200,000	May 22, 2022	4.00%	November 22 and May 22	224,160	212,720
Cdn$10,000	June 12, 2023	4.11%	December 12 and June 12	10,000	10,000
US$270,000	June 12, 2023	3.78%	December 12 and June 12	302,616	287,172
Cdn$40,000	June 20, 2024	3.85%	December 20 and June 20	40,000	-
US$257,500	June 20, 2024	3.75%	December 20 and June 20	288,606	-
Senior guaranteed notes				1,631,194	1,187,519
Senior guaranteed notes due within one year				92,030	-
Senior guaranteed notes due beyond one year				1,539,164	1,187,519
Concurrent with the issuance of US$1.26 billion senior guaranteed notes, the Company entered into cross currency interest rate swaps (''CCIRS'') with a syndicate of financial institutions. To manage the Company's foreign exchange risk, the CCIRS fix the US dollar amount of the notes for purposes of interest and principal repayments at a notional amount of $1.29 billion. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million. See additional information in Note 21 - “Financial Instruments and Derivatives”.

11.	OTHER LONG-TERM LIABILITIES

($000s)	September 30, 2014	December 31, 2013
Lease inducement (1)	37,205	-
Long-term compensation liability (2)	3,380	3,072
Other long-term liabilities	40,585	3,072

(1)
The Company's lease inducement is associated with the building lease for Crescent Point's corporate office. This non-cash liability will be amortized on a straight-line basis over the term of the lease commencing in June 2015 and extending to June 2030.

(2)	Long-term compensation liability relates to the Deferred Share Unit ("DSU") Plan. See additional information in Note 19 - "Share-based Compensation".

12.	DECOMMISSIONING LIABILITY
Upon retirement of its oil and gas assets, the Company anticipates substantial costs associated with decommissioning. The estimated cash flows have been discounted using an average risk-free rate of approximately 2.75 percent and an inflation rate of 2 percent (December 31, 2013 - approximately 3 percent and 2 percent, respectively).

CRESCENT POINT ENERGY CORP.	12

The following table reconciles the decommissioning liability:

($000s)	September 30, 2014	December 31, 2013
Decommissioning liability, beginning of period	629,538	502,432
Liabilities incurred	27,902	32,562
Liabilities acquired through capital acquisitions	93,977	4,291
Liabilities disposed through capital dispositions	(130)	(793)
Liabilities settled	(28,123)	(11,375)
Revaluation of acquired decommissioning liabilities (1)	79,513	3,256
Change in estimated future costs	305	115,266
Change in discount rate	46,218	(30,263)
Accretion expense	15,238	14,162
Decommissioning liability, end of period	864,438	629,538
Expected to be incurred within one year	51,906	18,469
Expected to be incurred beyond one year	812,532	611,069

(1)
These amounts relate to the revaluation of acquired decommissioning liabilities at the end of the period using a risk-free discount rate. At the date of acquisition, acquired decommissioning liabilities are fair valued.

13.	SHAREHOLDERS’ CAPITAL
Crescent Point has an unlimited number of common shares authorized for issuance.

	September 30, 2014		December 31, 2013
	Number of shares	Amount ($000s)	Number of shares	Amount ($000s)
Common shares, beginning of period	394,993,566	12,181,396	374,702,264	11,439,861
Issued for cash	18,435,000	800,079	-	-
Issued on capital acquisitions	22,054,895	974,164	-	-
Issued on redemption of restricted shares (1)	1,670,340	69,257	2,045,169	82,395
Issued pursuant to DRIP (2) and SDP (3)	6,258,458	250,310	18,246,133	659,140
Common shares, end of period	443,412,259	14,275,206	394,993,566	12,181,396
Cumulative share issue costs, net of tax	-	(215,769)	-	(191,091)
Total shareholders’ capital, end of period	443,412,259	14,059,437	394,993,566	11,990,305

(1)	The amount of shares issued on redemption of restricted shares is net of any employee withholding taxes.

(2)	Premium Dividend TM and Dividend Reinvestment Plan.

(3)	Share Dividend Plan.
At September 30, 2014, the Company recorded dividends payable of $102.0 million which was settled with cash of $71.9 million and Crescent Point common shares issued pursuant to the DRIP and SDP valued at $30.1 million (823,694 common shares) on October 15, 2014.  At December 31, 2013, the Company recorded dividends payable of $90.8 million which was settled with cash of $65.0 million and Crescent Point common shares issued pursuant to the DRIP valued at $25.8 million (678,361 common shares) on January 15, 2014.
During the second quarter of 2014, the Company implemented a Share Dividend Plan ("SDP"). The SDP enables shareholders to receive their dividends in the form of common shares which are issued at a five percent discount to the prevailing market price.

14.	DEFICIT

($000s)	September 30, 2014	December 31, 2013
Accumulated earnings	1,441,884	1,054,349
Accumulated tax effect on redemption of restricted shares	9,823	8,736
Accumulated dividends	(5,619,689)	(4,755,522)
Deficit	(4,167,982)	(3,692,437)

CRESCENT POINT ENERGY CORP.	13

15.	CAPITAL MANAGEMENT
The Company’s capital structure is comprised of shareholders’ equity, long-term debt and working capital. The balance of each of these items is as follows:

($000s)	September 30, 2014	December 31, 2013
Long-term debt	2,582,883	1,734,114
Working capital deficiency (1)	326,289	406,134
Unrealized foreign exchange on translation of US dollar senior guaranteed notes	(134,581)	(63,170)
Net debt	2,774,591	2,077,078
Shareholders’ equity	10,184,841	8,500,073
Total capitalization	12,959,432	10,577,151

(1)
Working capital deficiency is calculated as accounts payable and accrued liabilities plus dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable.

Crescent Point's objective for managing capital is to maintain a strong balance sheet and capital base to provide financial flexibility, stability to dividends and to position the Company for future development of the business. Ultimately, Crescent Point strives to maximize long-term stakeholder value by ensuring the Company has the financing capacity to fund projects that are expected to add value to stakeholders and distribute any excess cash that is not required for financing projects.
Crescent Point manages and monitors its capital structure and short-term financing requirements using a non-GAAP measure, the ratio of net debt to funds flow from operations. Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of US dollar senior guaranteed notes. Funds flow from operations is calculated as cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Crescent Point's objective is to maintain a net debt to funds flow from operations ratio of approximately 1.0 times. This metric is used to measure the Company's overall debt position and measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels. The Company's net debt to funds flow from operations ratio at September 30, 2014 was 1.2 times (December 31, 2013 - 1.0 times). The funds flow from operations only reflects funds flow from operations generated on acquired properties since the closing date of the acquisitions.
Crescent Point strives to provide stability to its dividends over time by managing risks associated with the oil and gas industry. To accomplish this, the Company maintains a conservative balance sheet with significant unutilized lines of credit, manages its exposure to fluctuating interest rates and foreign exchange rates on its long-term debt, and actively hedges commodity prices using a 3½ year risk management program by hedging up to 65 percent, unless otherwise approved by the Board of Directors, of after royalty volumes using a portfolio of swaps, collars and put option instruments and up to 35 percent of after royalty volumes using a combination of financial derivatives and fixed differential physical contracts to manage price differentials.
Crescent Point is subject to certain financial covenants on its credit facility and senior guaranteed notes agreements and is in compliance with all financial covenants as at September 30, 2014.

16.	DERIVATIVE GAINS (LOSSES)

	Three months ended September 30		Nine months ended September 30
($000s)	2014	2013	2014	2013
Realized losses	(38,876)	(52,117)	(167,910)	(65,073)
Unrealized gains (losses)	260,956	(66,464)	43,175	(100,940)
Derivative gains (losses)	222,080	(118,581)	(124,735)	(166,013)

17.	OTHER INCOME (LOSS)

	Three months ended September 30		Nine months ended September 30
($000s)	2014	2013	2014	2013
Unrealized gain (loss) on long-term investments	(12,611)	4,944	(3,716)	(3,965)
Other loss	-	-	-	(769)
Other income (loss)	(12,611)	4,944	(3,716)	(4,734)

CRESCENT POINT ENERGY CORP.	14

18.	FOREIGN EXCHANGE GAIN (LOSS)

	Three months ended September 30		Nine months ended September 30
($000s)	2014	2013	2014	2013
Realized
Foreign exchange loss on cross currency interest rate swaps	(95)	(321)	(1,281)	(2,379)
Other foreign exchange gain (loss)	(393)	85	(700)	1,099
Unrealized
Foreign exchange gain (loss) on translation of US dollar senior guaranteed notes	(69,417)	22,729	(71,411)	(26,174)
Other foreign exchange gain (loss)	35	(175)	(194)	(453)
Foreign exchange gain (loss)	(69,870)	22,318	(73,586)	(27,907)

19.	SHARE-BASED COMPENSATION
Restricted Share Bonus Plan
The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.
Restricted shareholders are eligible for monthly dividends on their restricted shares, immediately upon grant.
Deferred Share Unit Plan
The Company has a DSU plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. Deferred Share Units are settled in cash based on the prevailing Crescent Point share price.
The following table reconciles the number of restricted shares and DSUs for the nine months ended September 30, 2014:

	Restricted Shares	Deferred Share Units
Balance, beginning of period	2,588,143	75,380
Granted	2,833,786	16,611
Adjustment in accordance with grant	-	(8,377)
Redeemed	(1,700,350)	-
Forfeited	(94,051)	-
Balance, end of period	3,627,528	83,614
For the nine months ended September 30, 2014, the Company calculated total share-based compensation, net of estimated forfeitures and forfeiture true-ups, of $75.4 million (September 30, 2013 - $65.5 million), of which $15.4 million was capitalized (September 30, 2013 - $17.5 million).

20.	PER SHARE AMOUNTS
The following table summarizes the weighted average shares used in calculating net income per share:

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Weighted average shares – basic	424,831,286	389,117,976	409,830,480	383,705,198
Dilutive impact of restricted shares	2,244,062	1,488,687	2,493,839	1,464,444
Weighted average shares – diluted	427,075,348	390,606,663	412,324,319	385,169,642

21.	FINANCIAL INSTRUMENTS AND DERIVATIVES
The Company's financial assets and liabilities are comprised of cash, accounts receivable, long-term investments, reclamation fund, derivative assets and liabilities, accounts payable and accrued liabilities, dividends payable and long-term debt.
Crescent Point's derivative assets and liabilities are transacted in active markets. Crescent Point's long-term investments are transacted in active and non-active markets. The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

CRESCENT POINT ENERGY CORP.	15

•
Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 - Values are based on prices or valuation techniques that are not based on observable market data.
Accordingly, Crescent Point's derivative assets and liabilities are classified as Level 2. Long-term investments are classified as Level 1, Level 2 or Level 3 depending on the valuation methods and inputs used and whether the applicable company is publicly traded or private. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.
Crescent Point's valuation of investments in private companies is based primarily on recent trading activity in the relevant company's common shares. Crescent Point validates these valuations using a variety of peer comparison metrics and industry data. The Company's finance department is responsible for performing the valuation of financial instruments, including the calculation of Level 3 fair values. Refer to Note 4 for changes in the Company's Level 3 investments.
Discussions of the fair values and risks associated with financial assets and liabilities, as well as summarized information related to derivative positions are detailed below:
a) Carrying Amount and Fair Value of Financial Instruments
The fair value of cash, accounts receivable, reclamation fund, accounts payable and accrued liabilities and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the amounts drawn on bank credit facilities is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.
The following table summarizes the carrying value of the Company's remaining financial assets and liabilities as compared to their respective fair values as of September 30, 2014:

	September 30, 2014 Carrying Value	September 30, 2014 Fair Value	Quoted prices in active markets for identical assets (Level1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($000s)
Financial assets
Derivatives	107,877	107,877	-	107,877	-
Long-term investments (1)	70,513	70,513	27,723	-	42,790
	178,390	178,390	27,723	107,877	42,790
Financial liabilities
Derivatives	145,157	145,157	-	145,157	-
Senior guaranteed notes (2)	1,631,194	1,724,545	-	1,724,545	-
	1,776,351	1,869,702	-	1,869,702	-

(1)	Long-term investments are comprised of equity securities in public and private upstream oil and gas companies.

(2)
The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.

CRESCENT POINT ENERGY CORP.	16

The following table summarizes the carrying value of the Company's remaining financial assets and liabilities as compared to their respective fair values as of December 31, 2013:

	December 31, 2013 Carrying Value	December 31, 2013 Fair Value	Quoted prices in active markets for identical assets (Level1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($000s)
Financial assets
Derivatives	51,224	51,224	-	51,224	-
Long-term investments (1)	74,229	74,229	24,259	-	49,970
	125,453	125,453	24,259	51,224	49,970
Financial liabilities
Derivatives	125,234	125,234	-	125,234	-
Senior guaranteed notes (2)	1,187,519	1,202,304	-	1,202,304	-
	1,312,753	1,327,538	-	1,327,538	-

(1)	Long-term investments are comprised of equity securities in public and private upstream oil and gas companies.

(2)
The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.

Derivative assets and liabilities
Derivative assets and liabilities arise from the use of derivative contracts. The Company's derivative financial instruments are classified as fair value through profit or loss and are reported at fair value with changes in fair value recorded in net income.
The following table summarizes the fair value as at September 30, 2014 and the change in fair value for the nine months ended September 30, 2014:

($000s)	Commodity contracts (1)	Interest contracts	CCIRS contracts (2)	Foreign exchange contracts	Total
Derivative assets / (liabilities), beginning of period	(111,568)	(6,536)	44,094	-	(74,010)
Acquired through capital acquisitions	(6,445)	-	-	-	(6,445)
Unrealized change in fair value	(20,939)	3,071	60,640	403	43,175
Derivative assets / (liabilities), end of period	(138,952)	(3,465)	104,734	403	(37,280)

Derivative assets, end of period	619	-	106,855	403	107,877
Derivative liabilities, end of period	(139,571)	(3,465)	(2,121)	-	(145,157)

(1)	Includes oil, gas and power contracts.

(2)	Includes cross currency principal swap contract.
The following table summarizes the fair value as at December 31, 2013 and the change in fair value for the year ended December 31, 2013:

($000s)	Commodity contracts (1)	Interest contracts	CCIRS contracts (2)	Foreign exchange contracts	Total
Derivative assets / (liabilities), beginning of year	43,337	(8,518)	2,840	207	37,866
Unrealized change in fair value	(154,905)	1,982	41,254	(207)	(111,876)
Derivative assets / (liabilities), end of year	(111,568)	(6,536)	44,094	-	(74,010)

Derivative assets, end of year	3,512	-	47,712	-	51,224
Derivative liabilities, end of year	(115,080)	(6,536)	(3,618)	-	(125,234)

(1)	Includes oil, gas and power contracts.

(2)	Includes cross currency principal swap contract.

CRESCENT POINT ENERGY CORP.	17

Offsetting Financial Assets and Liabilities
Financial assets and liabilities are only offset if the Company has the legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously. The Company offsets derivative assets and liabilities when the counterparty, commodity, currency and timing of settlement are the same. The following table summarizes the gross asset and liability positions of the Company's financial derivatives by contract that are offset on the balance sheet as at September 30, 2014 and December 31, 2013:

	September 30, 2014			December 31, 2013
($000s)	Asset	Liability	Net	Asset	Liability	Net
Gross amount	119,804	(157,084)	(37,280)	55,614	(129,624)	(74,010)
Amount offset	(11,927)	11,927	-	(4,390)	4,390	-
Net amount	107,877	(145,157)	(37,280)	51,224	(125,234)	(74,010)

b)	Risks Associated with Financial Assets and Liabilities
The Company is exposed to financial risks from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, interest rates and foreign exchange rates as well as credit and liquidity risk.
Market Risk
Market risk is the risk that the fair value or future cash flows of a derivative will fluctuate because of changes in market prices. Market risk is comprised of commodity price risk, interest rate risk and foreign exchange risk as discussed below.
Commodity Price Risk
The Company is exposed to commodity price risk on crude oil and natural gas revenues as well as power on electricity consumption. As a means to mitigate the exposure to commodity price volatility, the Company has entered into various derivative agreements and physical contracts. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.
Crude oil - To partially mitigate exposure to crude oil commodity price risk, the Company enters into option contracts and swaps, which manage the Cdn$ WTI price fluctuations. The Company also enters physical delivery and derivative WTI price differential contracts which manage the spread between US$ WTI and various stream prices. The Company manages physical delivery contracts on a month-to-month spot and on a term contract basis. As at September 30, 2014, Crescent Point had committed, on a term contract basis, to deliver an average of approximately 12,700 bbl/d of crude oil from October 2014 to March 2015 and
2,700 bbl/d of crude oil from April 2015 to December 2019.
Natural gas - To partially mitigate exposure to natural gas commodity price risk, the Company enters into AECO natural gas swaps, which manage the AECO natural gas price fluctuations.
Power - To partially mitigate exposure to electricity price changes, the Company may enter into swaps or fixed price physical delivery contracts which fix the power price.
The following table summarizes the sensitivity of the fair value of the Company's derivative positions as at September 30, 2014 and September 30, 2013 to fluctuations in commodity prices or differentials, with all other variables held constant. When assessing the potential impact of these commodity price or differential changes, the Company believes 10 percent volatility is a reasonable measure. Fluctuations in commodity prices or differentials potentially would have resulted in unrealized gains (losses) impacting income before tax as follows:

	Impact on Income Before Tax		Impact on Income Before Tax
($000s)	Three and nine months ended September 30, 2014		Three and nine months ended September 30, 2013
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Commodity price
Crude oil	(279,813)	273,371	(325,394)	327,135
Natural gas	(8,839)	8,839	(4,210)	4,210
Power	293	(293)	188	(188)
Differential
Crude oil	154	(154)	64	(64)
Interest Rate Risk
The Company is exposed to interest rate risk on bank credit facilities to the extent of changes in the prime interest rate. For the three and nine months ended September 30, 2014, a one percent increase or decrease in the interest rate on floating rate debt would have amounted to a $1.9 million and $5.6 million, respectively, impact on income before tax.

CRESCENT POINT ENERGY CORP.	18

The Company partially mitigates its exposure to interest rate changes by entering into interest rate swap transactions. The following sensitivities show the resulting unrealized gains (losses) and the impact on income before tax of the respective changes in the applicable forward interest rates as at September 30, 2014 and September 30, 2013 with all other variables held constant:

	Impact on Income Before Tax		Impact on Income Before Tax
($000s)	Three and nine months ended September 30, 2014		Three and nine months ended September 30, 2013
Forward interest rates	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Interest rate swaps	141	(141)	425	(425)
Foreign Exchange Risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company's financial assets or liabilities. As the Company operates in Canada and the U.S., fluctuations in the exchange rate between the US/Canadian dollars can have a significant effect on reported results. The Company is exposed to foreign exchange risk in relation to its US dollar denominated senior guaranteed notes, investment in U.S. subsidiaries and in relation to its crude oil sales.
Concurrent with the issuance of US$1.26 billion senior guaranteed notes, the Company entered into CCIRS with a syndicate of financial institutions. Under the terms of the CCIRS, the US dollar amount of the notes was fixed for purposes of interest and principal repayments at a notional amount of $1.29 billion. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million.
The Company can partially mitigate its exposure to foreign exchange rate changes by entering into US dollar swaps. To partially mitigate the foreign exchange risk relating to crude oil sales, the Company has fixed crude oil contracts to settle in Cdn$ WTI.
The following sensitivities show the resulting unrealized gains (losses) and the impact on income before tax of the respective changes in the period end and applicable forward foreign exchange rates at September 30, 2014 and September 30, 2013 with all other variables held constant:

		Impact on Income Before Tax		Impact on Income Before Tax
($000s)	Exchange Rate	Three and nine months ended September 30, 2014		Three and nine months ended September 30, 2013
Cdn$ relative to US$		Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
US dollar swaps	Forward	(2,013)	2,013	(618)	618
US dollar senior guaranteed notes	Period End	144,919	(144,919)	101,102	(101,102)
Cross currency interest rate swaps	Forward	(158,782)	158,782	(111,592)	111,592
Cross currency principal swaps	Forward	(3,360)	3,360	(3,169)	3,169
Credit Risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. The Company monitors the creditworthiness and concentration of credit with customers of its physical oil and gas sales. The Company is authorized to transact derivative contracts with counterparties rated A (or equivalent) or better, based on the lowest rating of the three ratings providers. Should one of the Company's financial counterparties be downgraded below the A rating limit, the Chief Financial Officer will advise the Audit Committee and provide recommendations to minimize the Company's credit risk to that counterparty. The maximum credit exposure associated with accounts receivable is the total carrying amount and the maximum exposure associated with the derivative instruments approximates their fair value.
To further mitigate credit risk associated with its physical sales portfolio, Crescent Point has secured credit insurance from a global credit insurance provider. This policy provides credit coverage for approximately 35 percent of the Company's physical sales portfolio. Crescent Point believes this insurance policy is a prudent component of its formal credit policies and procedures.
Less than 3 percent of the Company's accounts receivable balance at September 30, 2014 is outstanding for more than 90 days and the Company considers the entire balance to be collectible.

CRESCENT POINT ENERGY CORP.	19

Liquidity Risk
The timing of undiscounted cash outflows relating to the financial liabilities outstanding at September 30, 2014 is outlined in the table below:

($000s)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Accounts payable and accrued liabilities	818,940	-	-	-	818,940
Dividends payable	101,985	-	-	-	101,985
Derivative liabilities (1)	62,325	74,375	-	-	136,700
Senior guaranteed notes (2)	156,754	247,381	241,491	1,309,382	1,955,008
Bank credit facilities (3)	-	951,689	-	-	951,689

(1)	These amounts exclude undiscounted cash outflows pursuant to the CCIRS and cross currency principal swaps.

(2)	These amounts include the notional principal and interest payments pursuant to the CCIRS and cross currency principal swaps, which fix the amounts due in Canadian dollars.

(3)	These amounts exclude interest payable on amounts drawn on the bank credit facilities.
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages its liquidity risk through cash and debt management. As disclosed in Note 15, Crescent Point targets an average net debt to funds flow from operations ratio of approximately 1.0 times.
In managing liquidity risk, the Company has access to a wide range of funding at competitive rates through capital markets and banks. At September 30, 2014, the Company had available unused borrowing capacity on bank credit facilities of approximately $1.64 billion, including $0.2 million letters of credit drawn on the facility. Crescent Point believes it has sufficient funding to meet its foreseeable spending requirements.
Included in the Company's bank credit facilities balance of $951.7 million at September 30, 2014 (December 31, 2013 - $546.6 million) are obligations of $755.5 million (December 31, 2013 - $89.8 million) for borrowings under the operating and syndicated prime loans, obligations of $200.0 million (December 31, 2013 - $460.0 million) of bankers' acceptances, partially offset by prepaid credit facility renewal fees of $3.1 million (December 31, 2013 - $2.1 million) and prepaid interest on bankers' acceptances of $0.7 million (December 31, 2013 - $1.1 million). These amounts are fully supported and management expects that they will continue to be supported by revolving credit facilities that have no repayment requirements until maturity, other than interest.

c)	Derivative Contracts
The Company enters into fixed price oil, gas, power, foreign currency, interest rate, cross currency interest rate, cross currency principal and crude oil differential contracts to manage its exposure to fluctuations in the price of crude oil, gas, power, foreign exchange and interest on debt.
The following is a summary of the derivative contracts in place as at September 30, 2014:

Financial WTI Crude Oil Derivative Contracts – Canadian Dollar (1)
Term	Volume (bbls/d)	Average Swap Price ($/bbl)	Average Collar Sold Call Price ($/bbl)	Average Collar Bought Put Price ($/bbl)	Average Bought Put Price ($/bbl)	Average Put Premium ($/bbl)
2014 October - December	62,800	96.42	102.45	88.60	94.65	4.15
2015	42,488	95.43	98.18	87.69	-	-
2016	24,481	91.84	-	-	-	-
2017 January - June	4,492	90.29	-	-	-	-

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

Financial WTI Crude Oil Differential Derivative Contracts – Canadian Dollar (1)
Term	Volume (bbls/d)	Contract	Basis	Fixed Differential ($/bbl)
2014 October - December	1,000	Basis Swap	WCS	(20.93)

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

CRESCENT POINT ENERGY CORP.	20

Financial AECO Natural Gas Derivative Contracts – Canadian Dollar (1)	Average Volume (GJ/d)	Average Swap Price ($/GJ)
Term
2014 October - December	24,000	3.55
2015	29,000	3.62
2016	26,339	3.59
2017 January - March	24,000	3.56

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

Financial Power Derivative Contracts – Canadian Dollar		Volume (MW/h)	Fixed Rate ($/MW/h)
Term	Contract
2014 October - December	Swap	3.0	75.00
2015	Swap	3.0	49.50
2016	Swap	3.0	50.00

Foreign Exchange Forward Contracts (1)		Amount (US$)	Cdn$/US$
Settlement Date	Contract
October 3, 2014	Swap	5,000,000	1.0984
November 4, 2014	Swap	7,000,000	1.1007
December 3, 2014	Swap	6,000,000	1.0987

(1)	The amounts and exchange rates reported are the weighted average amounts and exchange rates for the period.

Financial Interest Rate Derivative Contracts – Canadian Dollar		Notional Principal ($)	Fixed Annual Rate (%)
Term	Contract
October 2014 – May 2015	Swap	25,000,000	2.90
October 2014 – May 2015	Swap	25,000,000	3.50
October 2014 – May 2015	Swap	50,000,000	3.09
October 2014 – June 2015	Swap	50,000,000	3.78
October 2014 – July 2015	Swap	50,000,000	3.63

Financial Cross Currency Interest Rate Derivative Contracts
Term	Contract	Receive Notional Principal (US$)	Fixed Annual Rate (US%)	Pay Notional Principal (Cdn$)	Fixed Annual Rate (Cdn%)
October 2014 – March 2015	Swap	37,500,000	4.71	38,287,500	5.24
October 2014 – April 2016	Swap	52,000,000	3.93	50,128,000	4.84
October 2014 – March 2017	Swap	67,500,000	5.48	68,917,500	5.89
October 2014 – April 2018	Swap	31,000,000	4.58	29,884,000	5.32
October 2014 – June 2018	Swap	20,000,000	2.65	20,350,000	3.52
October 2014 – May 2019	Swap	68,000,000	3.39	66,742,000	4.53
October 2014 – March 2020	Swap	155,000,000	6.03	158,255,000	6.45
October 2014 – April 2021	Swap	82,000,000	5.13	79,048,000	5.83
October 2014 – June 2021	Swap	52,500,000	3.29	56,348,250	3.59
October 2014 – May 2022	Swap	170,000,000	4.00	166,855,000	5.03
October 2014 – June 2023	Swap	270,000,000	3.78	274,725,000	4.32
October 2014 – June 2024	Swap	257,500,000	3.75	276,374,750	4.03

Financial Cross Currency Principal Derivative Contracts
Settlement Date	Contract	Receive Notional Principal (US$)	Pay Notional Principal (Cdn$)
May 22, 2022	Swap	30,000,000	32,241,000

CRESCENT POINT ENERGY CORP.	21

Concurrent with the issuance of US$1.26 billion senior guaranteed notes, the Company entered into CCIRS with a syndicate of financial institutions. Under the terms of the CCIRS, the US dollar amount of the notes was fixed for purposes of interest and principal repayments at a notional amount of $1.29 billion. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million.

22.	RELATED PARTY TRANSACTIONS
All related party transactions are recorded at the exchange amount.
During the three and nine months ended September 30, 2014, Crescent Point recorded $0.6 million and $1.1 million, respectively, (September 30, 2013 - $0.1 million and $0.6 million, respectively) of legal fees in the normal course of business to a law firm of which a partner is the Company's corporate secretary. Crescent Point also recorded less than $0.1 million and $0.1 million during the three and nine months, respectively, ended September 30, 2014 (September 30, 2013 - less than $0.1 million and $0.3 million, respectively) of legal fees in the normal course of business to a law firm of which a partner is a director of the Company.

23.	SUPPLEMENTAL DISCLOSURES
Cash Flow Statement Presentation

	Three months ended September 30		Nine months ended September 30
($000s)	2014	2013	2014	2013
Operating activities
Changes in non-cash working capital:
Accounts receivable	(1,471)	(55,680)	(47,438)	(105,061)
Prepaids and deposits	895	1,662	(3,236)	3,204
Accounts payable and accrued liabilities	(28,668)	45,038	33,108	65,321
Other long-term liabilities	7,830	-	27,269	-
	(21,414)	(8,980)	9,703	(36,536)
Investing activities
Changes in non-cash working capital:
Accounts receivable	(8,132)	1,854	(10,533)	18,201
Accounts payable and accrued liabilities	116,244	106,051	(49,450)	48,622
	108,112	107,905	(59,983)	66,823
Financing activities
Changes in non-cash working capital:
Dividends payable	5,204	1,276	11,136	3,896

24.	GEOGRAPHICAL DISCLOSURE
As at September 30, 2014, Crescent Point's non-current assets related to the U.S. foreign operations is $1.9 billion (December 31, 2013 - $1.6 billion). For the three and nine months ended September 30, 2014, Crescent Point's oil and gas revenue related to the U.S. foreign operations is $100.7 million and $279.9 million, respectively (September 30, 2013 - $105.1 million and $250.7 million, respectively).

CRESCENT POINT ENERGY CORP.	22

Directors
Peter Bannister, Chairman (1) (3)
Rene Amirault (2) (4)
Laura Cillis (1)
Hugh Gillard (1) (2) (5)
Robert Heinemann (2) (3) (5)
Gerald Romanzin (1) (2)
Scott Saxberg (4)
Greg Turnbull (3) (5)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Health, Safety and Environment Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Scott Saxberg
President and Chief Executive Officer
Greg Tisdale
Chief Financial Officer
C. Neil Smith
Chief Operating Officer
Brad Borggard
Vice President, Corporate Planning
Derek Christie
Vice President, Exploration and Geosciences
Ryan Gritzfeldt
Vice President, Engineering and Business Development East
Ken Lamont
Vice President, Finance and Treasurer
Tamara MacDonald
Vice President, Land
Trent Stangl
Vice President, Marketing and Investor Relations
Steve Toews
Vice President, Engineering and Business Development West
Mark Eade
Corporate Secretary
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Scott Saxberg
President and Chief Executive Officer
(403) 693-0020
Greg Tisdale
Chief Financial Officer
(403) 693-0020
Trent Stangl
Vice President, Marketing and Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	23